UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

April 11, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Board of Directors renewal	2

EXHIBIT 1

Santiago, April 7th, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurances

Dear Sir:

According to Articles 9 and 10, second Paragraph of Law 18.045 (Chilean Securities Act) and pursuant to what it is stated in Section II of the General Rule (Norma de Caracter General) N. 30 of said Superintendence of Securities and Insurances, I hereby inform you as a Material Fact, the following:

During Shareholders General Ordinary Meeting held on this date, the Board of Directors was renewed and Permanent and Alternate Directors were appointed for the next three years, as follows:

Permanent Directors	Alternate Directors
John Ruggirello	Carlos Alvarez
Rene Cortazar	Fernando Agustin Pujals
Javier Giorgio	Jorge Luiz Busato
Eduardo Dutrey	Luciano Barquin
Eduardo Bernini	Pablo Santamarina
Edgardo Campelo	Sergio Quinones
Patricio Testorelli	Martin Cordero

This Notice is given in accordance with Communication N.  1737 of said Superintendence, dated January 13, 2005.
Cordially,

Luis Felipe Ceron Ceron
Chief Executive Officer
AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	April 11, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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